Form 40-F
period 2019-12-31
AltaGas Ltd.
filed 2020-02-28
CIK 1695519

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 333-225606

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
1000 Maine Ave.
Washington DC 20024
(703) 750-4400
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
There were 279,074,685 Common Shares, of no par value, outstanding as of December 31, 2019.
Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
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

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto:

A.	Annual Information Form
The Annual Information Form of AltaGas Ltd. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2019 is included as Exhibit 13.1 of this Annual Report on Form 40-F.

B.	Management's Discussion and Analysis and Audited Annual Financial Statements
The Company’s Management’s Discussion and Analysis for the year ended December 31, 2019 and audited consolidated financial statements for the fiscal year ended December 31, 2019, including the auditor’s report with respect thereto, are included as Exhibit 13.2 of this Annual Report on Form 40-F.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 31.1, 31.2, 32.1, and 32.2 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release for the rules governing the disclosure and control procedures discussed above, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Management Report on Internal Control over Financial Reporting: The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2019 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2019.
Auditor’s Attestation Report: This annual report does not include an attestation report of the Registrant's registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant's registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Dodd-Frank Act permits a “non-accelerated filer” to provide only management's report on internal control over financial reporting in an annual report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Registrant has determined that each Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. Details of the relevant experience of each member of the audit committee is included under the heading “Audit Committee - Relevant Education and Experience” at page 53 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Exhibit 13.1. The board of directors has further determined that each of Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of each Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE
Code of Ethics.
The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Ethics”, that applies to directors, officers, employees, contractors, consultants, representatives and agents of the Registrant including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2019, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Ethics.
The Code of Business Ethics is available for viewing on the Registrant’s website at www.altagas.ca.
Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees by Category” at page 55 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Exhibit 13.1.
Pre-Approval Policies and Procedures.
The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by our auditors for the fiscal year ended December 31, 2019 have been pre-approved by our Audit Committee.
Off-Balance Sheet Arrangements.
The Registrant has no off-balance sheet arrangements as defined under Form 40-F.
Tabular Disclosure of Commitments.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019, filed as part of this Annual Report on Form 40-F in Exhibit 13.2.
Mine Safety Disclosure.
Not applicable.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
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
Date: February 28, 2020

AltaGas Ltd.
By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President and Chief Executive Officer

EXHIBIT INDEX
13.1     2019 Annual Information Form dated February 27, 2020 for the fiscal year ended December 31, 2019

13.2	Management's Discussion and Analysis for the year ended December 31, 2019 and audited consolidated financial statements for the fiscal year ended December 31, 2019
23.1     Consent of Ernst & Young LLP, Independent Registered Public Accountant
31.1    Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2    Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1    Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2    Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101    Interactive Data File