Form 40-F
period 2020-12-31
AltaGas Ltd.
filed 2021-02-26
CIK 1695519

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
    ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.
    ☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2020	Commission File Number:	333-225606

ALTAGAS LTD.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
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
There were 279,494,299 Common Shares, of no par value, outstanding as of December 31, 2020.
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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-253122) and under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto:
A.Annual Information Form
The Annual Information Form of AltaGas Ltd. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2020 is included as Exhibit 13.1 of this Annual Report on Form 40-F.
B.Management's Discussion and Analysis and Audited Annual Financial Statements
The Company’s Management’s Discussion and Analysis for the year ended December 31, 2020 and audited consolidated financial statements for the fiscal year ended December 31, 2020, including the auditor’s report with respect thereto, are included as Exhibit 13.2 of this Annual Report on Form 40-F.
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
Management Report on Internal Control over Financial Reporting: The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2020 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2020.
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

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower.
AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors of the Registrant has determined that the chair of the Registrant’s audit committee, Robert B. Hodgins, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. Details of his relevant experience is included under the heading “Audit Committee - Relevant Education and Experience” at page 58 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Exhibit 13.1. The Commission has indicated that the designation of Robert B. Hodgins as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors. The board of directors has further determined that each of Allan L. Edgeworth, Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower is independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange (the “NYSE”).

ADDITIONAL DISCLOSURE
Code of Ethics.
The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Ethics”, that applies to directors, officers, employees, contractors, consultants, representatives and agents of the Registrant including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. In 2020, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Ethics.
The Code of Business Ethics is available for viewing on the Registrant’s website at www.altagas.ca.
Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees by Category” at page 59 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Exhibit 13.1.
Pre-Approval Policies and Procedures.
The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by our auditors for the fiscal year ended December 31, 2020 have been pre-approved by our Audit Committee.
Off-Balance Sheet Arrangements.
The Registrant has no off-balance sheet arrangements as defined under Form 40-F.
Tabular Disclosure of Commitments.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020, filed as part of this Annual Report on Form 40-F in Exhibit 13.2.
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
Date: February 26, 2021

AltaGas Ltd.
By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President and Chief Executive Officer

EXHIBIT INDEX

13.1	2020 Annual Information Form dated February 25, 2021 for the fiscal year ended December 31, 2020
13.2	Management's Discussion and Analysis for the year ended December 31, 2020 and audited consolidated financial statements for the fiscal year ended December 31, 2020
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accountant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File