Form 40-F
period 2021-12-31
AltaGas Ltd.
filed 2022-03-04
CIK 1695519

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
    ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.
    ☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2021	Commission File Number:	333-225606

ALTAGAS LTD.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)

1311	Not Applicable
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1700, 355-4th Avenue S.W.
Calgary, Alberta T2P 0J1, Canada
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
There were 280,269,038 Common Shares, of no par value, outstanding as of December 31, 2021.
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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333-253122) and under the Securities Act of 1933, as amended ("Securities Act").

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and are incorporated by reference herein:
A.Annual Information Form
The Annual Information Form of AltaGas Ltd. (the “Registrant”) for the fiscal year ended December 31, 2021 is included as Exhibit 13.1 of this Annual Report on Form 40-F.
B.Management's Discussion and Analysis and Audited Annual Financial Statements
The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021 and audited consolidated financial statements for the fiscal year ended December 31, 2021, including the auditor’s report with respect thereto, are included as Exhibit 13.2 of this Annual Report on Form 40-F.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 31.1, 31.2, 32.1, and 32.2 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 40-F, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the Commission in its adopting release for the rules governing the disclosure and control procedures discussed above, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
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
Management Report on Internal Control over Financial Reporting: The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2021 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2021.
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

Changes in Internal Control Over Financial Reporting: During the fiscal year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower.
AUDIT COMMITTEE FINANCIAL EXPERTS
The board of directors of the Registrant has determined that Robert B. Hodgins and Linda G. Sullivan qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. Details of their relevant experience is included under the heading “Audit Committee - Relevant Education and Experience” at page 52 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, filed as part of this Annual Report on Form 40-F in Exhibit 13.1. The Commission has indicated that the designation of Robert B. Hodgins and Linda G. Sullivan as audit committee financial experts does not (i) make him or her an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act, (ii) impose on him or her any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation or identification or (iii) affect the duties, obligations or liabilities of any other member of the Audit Committee or the board of directors. The board of directors has further determined that each of Robert B. Hodgins, Cynthia Johnston, Linda G. Sullivan and Nancy G. Tower is independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange.

ADDITIONAL DISCLOSURE
Code of Ethics
The Registrant has adopted a “code of ethics” (as that term is defined in paragraph (9) of General Instruction B to Form 40-F), entitled the “Code of Business Ethics”, that applies to directors, officers, employees, contractors, consultants, representatives and agents of the Registrant including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. During the fiscal year ended December 31, 2021, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Ethics.
The Code of Business Ethics is available for viewing on the Registrant’s website at www.altagas.ca.
Principal Accountant Fees and Services
The Registrant’s auditor is Ernst & Young LLP (Calgary, AB, Canada, PCAOB ID: 01263).

The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees by Category” at page 54 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, filed as part of this Annual Report on Form 40-F in Exhibit 13.1.
Pre-Approval Policies and Procedures
The Audit Committee pre-approves all audit services to be provided to the Registrant by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Registrant by its independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by the Registrant's independent auditors for the fiscal year ended December 31, 2021 have been pre-approved by the Audit Committee.
Off-Balance Sheet Arrangements
The Registrant has no off-balance sheet arrangements as described in paragraph (11) of General Instruction B to Form 40-F.
Tabular Disclosure of Contractual Obligations
The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as part of this Annual Report on Form 40-F in Exhibit 13.2.
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
Date: March 4, 2022

AltaGas Ltd.
By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President and Chief Executive Officer

EXHIBIT INDEX

13.1	2021 Annual Information Form dated March 3, 2022 for the fiscal year ended December 31, 2021
13.2	Management's Discussion and Analysis for the year ended December 31, 2021 and audited consolidated financial statements for the fiscal year ended December 31, 2021
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File