Form 40-F
period 2022-12-31
AltaGas Ltd.
filed 2023-03-02
CIK 1695519

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
    ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.
    ☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2022	Commission File Number:	333-225606

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
There were 281,531,833 Common Shares, of no par value, outstanding as of December 31, 2022.
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

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and are incorporated by reference herein:
A.Annual Information Form
The Annual Information Form of AltaGas Ltd. (the “Registrant”) for the fiscal year ended December 31, 2022 is included as Exhibit 13.1 of this Annual Report on Form 40-F.
B.Management's Discussion and Analysis and Audited Annual Financial Statements
The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2022 and audited consolidated financial statements for the fiscal year ended December 31, 2022, including the auditor’s report with respect thereto, are included as Exhibit 13.2 of this Annual Report on Form 40-F.
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
Management Report on Internal Control over Financial Reporting: The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2022 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2022.
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

Changes in Internal Control Over Financial Reporting: During the fiscal year ended December 31, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Linda G. Sullivan, Robert B. Hodgins, Cynthia Johnston, and Nancy G. Tower.
AUDIT COMMITTEE FINANCIAL EXPERTS
The board of directors of the Registrant has determined that Linda G. Sullivan, the chair of the Audit Committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. Details of her relevant experience is included under the heading “Audit Committee - Relevant Education and Experience” at page 49 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, filed as part of this Annual Report on Form 40-F in Exhibit 13.1. The Commission has indicated that the designation of Linda G. Sullivan as an audit committee financial expert does not (i) make her an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act, (ii) impose on her any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation or identification or (iii) affect the duties, obligations or liabilities of any other member of the Audit Committee or the board of directors. The board of directors has further determined that each of Linda G. Sullivan, Robert B. Hodgins, Cynthia Johnston, and Nancy G. Tower is independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange.

ADDITIONAL DISCLOSURE
Code of Ethics
The Registrant has adopted a “code of ethics” (as that term is defined in paragraph (9) of General Instruction B to Form 40-F), entitled the “Code of Business Ethics”, that applies to directors, officers, employees, contractors, consultants, representatives and agents of the Registrant including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. During the fiscal year ended December 31, 2022, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Business Ethics.
The Code of Business Ethics is available for viewing on the Registrant’s website at www.altagas.ca.
Principal Accountant Fees and Services
The Registrant’s auditor is Ernst & Young LLP (Calgary, AB, Canada, PCAOB ID: 01263).

The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees by Category” at page 50 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, filed as part of this Annual Report on Form 40-F in Exhibit 13.1.
Pre-Approval Policies and Procedures
The Audit Committee pre-approves all audit services to be provided to the Registrant by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Registrant by its independent auditors is that all such services shall be pre-approved by the Audit Committee. All non-audit services performed by the Registrant's independent auditors for the fiscal year ended December 31, 2022 have been pre-approved by the Audit Committee.
Off-Balance Sheet Arrangements
The Registrant has no off-balance sheet arrangements as described in paragraph (11) of General Instruction B to Form 40-F.
Tabular Disclosure of Contractual Obligations
The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2022, filed as part of this Annual Report on Form 40-F in Exhibit 13.2.
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
Date: March 2, 2023

AltaGas Ltd.
By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President and Chief Executive Officer

EXHIBIT INDEX

13.1	2022 Annual Information Form dated March 1, 2023 for the fiscal year ended December 31, 2022
13.2	Management's Discussion and Analysis for the year ended December 31, 2022 and audited consolidated financial statements for the fiscal year ended December 31, 2022
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File